

Cue Energy Resources Limited

A.B.N. 45 066 383 971



04046552

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

8 November 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC   20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

Cue Energy Resources Limited
A.B.N. 45 066 383 971

RELEASE

Grant of 500,000 Unlisted Options

As part of an Agreement made with Murphy Communications Inc ("Murphy) in December 2003 in respect to public relations services in North America associated with the ADR programme initiated by Cue Energy, the Company agreed to grant Murphy Communications Inc of Westport Connecticut, USA 500,000 options to purchase Cue Energy ordinary shares at an exercise price of 10 cents. Murphy has recently made representations to the Company seeking the grant of these options.

Accordingly, Cue Energy has now granted to Murphy 500,000 options over fully paid Cue Energy ordinary shares exercisable at a price of 10 cents each. The options expire on or before 31 March 2005.

Any queries regarding this announcement should be directed to the Company on
(03) 9629 7577.

Andrew Knox
Public Officer
8 November 2004



Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

03 November 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC   20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

Disclosure of Subsequent Director Relevant Interests
(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Ken Hoolihan
Date of Last Disclosure by Director:	15 January 2004
Date of Change:	2 November 2004
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	1,191,144 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Number of Securities Acquired:	106,555 ordinary shares
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 1,297,699 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	106555 @ AUD17.5 cents each 02/11/04

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

Disclosure of Subsequent Director Relevant Interests
(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Leon Musca
Date of Last Disclosure by Director:	15 January 2004
Date of Change:	2 November 2004
Nature of Relevant Interest: _(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)._	Direct
Class of Security to which Relevant Interest Relates: _(Provide full description of each class of security to which each type of Relevant Interest relates.)_	Ordinary fully paid shares
No. of Securities Held Prior to Change:	149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 982,820 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
Number of Securities Acquired:	106,555 ordinary shares
Number of Securities Disposed:	
No. of Securities Held after Change: _(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)_	**Beneficial:** 149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 1,089,375 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
	Non Beneficial:
Consideration Paid or Received for the Acquisition or Disposition: _(If consideration is non-cash, provide details and estimated valuation.)_	106,555 @ AUD17.5 cents each - 02/11/04

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

Disclosure of Subsequent Director Relevant Interests
(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Ernest Geoffrey Albers
Date of Last Disclosure by Director:	10 March 2004
Date of Change:	2 November 2004
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	Attached
Number of Securities Acquired:	
Number of Securities Disposed:	213,110 ordinary shares
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** Attached.
	Non Beneficial: Attached.
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	213,110 @ AUD17.5 cents each - paid
Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Ernest Geoffrey Albers	4,016,433	4,016,433		
BB Nominees Pty Ltd	2,292,850	2,505,960		
TOTAL	6,309-,283	6,522,393		

Summary of Other Relevant Interests	Before Change	After Change	Date of Change	Price
	No. of Shares	No. of Shares		
Octanex NL	25,220,000	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	11,160,140		
Great Missenden Holdings Pty Ltd	2,405,214	2,405,214		
TOTAL	38,785,354	38,785,354		

TOTAL   45,094,637   45,307,747

Disclosure of Subsequent Director Relevant Interests
(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Cue Energy Resources Limited
Name of Director:	Richard Tweedie
Date of Last Disclosure by Director:	15 January 2004
Date of Change:	2 November 2004
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).*	Direct
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary fully paid shares
No. of Securities Held Prior to Change:	488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 1,191,143 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Number of Securities Acquired:	106,555 ordinary shares
Number of Securities Disposed:	
No. of Securities Held after Change: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	**Beneficial:** 488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 1,297,698 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Consideration Paid or Received for the Acquisition or Disposition: *(If consideration is non-cash, provide details and estimated valuation.)*	106,555 @ AUD17.5 cents each - 02/11/04

Nature of change: *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)*	On market trade